File No. 82-35013

February 1, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

Re: Banco de Guayaquil S.A. Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-35013

Dear Ms. Cascio:

On behalf of Banco de Guayaquil S.A. (the "Bank"), and in connection with the Bank's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the [press release issued by Banco de Guayaquil regarding the notification of the Capital Raise of US$ 10.000.000 therefore the new capital consist of US$ 90.000.000]. [The information provided here in is an Annual Report and, as such, should be reflected as ANS rather than SUPPL on the edgar system.] As required by Rule 12g3-2(b), the exemption number referred to above has been included in the upper right hand corner of the facing page of each item attached hereto.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 59399425818 or [our counsel, Scott A. Ziegler, of Ziegler, Ziegler & Associates LLP at 212-319-7600] if you have any questions regarding the enclosures.

Cordially,

Carlos Julio Arosemena
General Manager
Casa de Valores Multivalores BG

File No. 82-35013

Guayaquil, February 1, 2007

Doctor
Monica Villagomez de Anderson
Executive President
Corporación Civil Bolsa de Valores Quito
City

Dear Madame:

Pursuant to that established in Article 25 of the Law of Stock Market, I am pleased to inform you the following:

1. The Bank increased its subscribed capital in the amount of TEN MILLION US DOLLARS (US$ 10´000.000.00). The aforesaid increase was decided by the Board of Directors in the meeting held on January 30, 2007. The corresponding portion of the minutes of the meeting of the Board of Directors and the certification of payment of the capital increase was recorded in the Mercantile Registry of Guayaquil on January 31, 2007. The increase was totally paid by capitalization towards the account "Special Reserve for future capitalizations". Considering the foregoing, the present subscribed and paid up capital of the Bank was established in the amount of NINETY MILLION US DOLLARS (US$90'000,000.00);

2. By public deed granted on November 30, 2006 before the thirty fifth Notary of Guayaquil, Lawyer Roger Arosemena Benites, the Bank increased its authorized capital and amended the bylaws of Banco de Guayaquil S.A. in the amount of ONE HUNDRED AND FORTY MILLION US DOLLARS (US$140´000.000.00). The aforesaid deed was recorded in the Mercantile Registry of Guayaquil on January 22, 2007.

3. That the Ordinary General Meeting of Shareholders of Banco de Guayaquil S.A. in the meeting held on January 30, 2007 decided among other things:

- to approve the Balance Sheet and the Profit and Loss Statement for fiscal year 2006;

- to approve the distribution of profit corresponding to fiscal year 2006, and it was decided to distribute the profit in cash US$ 12'500,000.00 previously deducting two advances distributed in 2006 equivalent to US$ 6'000.000.00

- to appoint as External Auditor for fiscal year 2007 the company Deloitte & Touche Ecuador Cía. Ltda.

- To appoint as Internal Auditor for fiscal year 2007 Engineer Rocio Bohorquez;

- To approve the issuance of obligations convertible into shares up to the amount of TEN MILLION US DOLLARS (US$ 10'000.000.00).

I inform you for all legal purposes

Sincerely,

BANCO DE GUAYAQUIL S.A.

Ec. Julio Mackliff Elizalde
Executive Vice President

END